SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER       0-6729
CUSIP NUMBER          321006108



(Check One):               Form 10-K
                           Form 20-F
                           Form 11-K
                       X   Form 10-Q
                           Form N-SAR

For Period Ended:  June 30, 2008
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:  ________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

First Montauk Financial Corp.
Full Name of Registrant

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Former Name if Applicable

Parkway 109 Office Center, 328 Newman Springs Road
Address of Principal Executive Office (Street and Number)

Red Bank, New Jersey 07701
City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   X     (a) The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   X     (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


First Montauk Financial Corp. (the "Company") is unable to file its Form 10-Q for the quarter ended June 30, 2008 on the due date because the financial statements were not completed sufficiently in advance of the due date of the report to enable the Company's management to complete the Management's Discussion and Analysis and Results of Operations in a timely manner.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     Mindy Horowitz                   (732) 842-4700
                          (Name)             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                           X    Yes           No

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

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                            X   Yes           No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will record a net loss for the six months ended June 30, 2008 of approximately $940,000 as compared with a net loss of approximately $1,100,000 for the six months ended June 30, 2007. The Company anticipates that total revenues for the six months ended June 30, 2008 will be approximately $14,000,000 as compared to total revenues of approximately $22,000,000 for the six months ended June 30, 2007.

The Company will record a net loss for the three months ended June 30, 2008 of approximately $282,000 as compared with a net loss of approximately $590,000 for the three months ended June 30, 2007. The Company anticipates that total revenues for the three months ended June 30, 2008 will be approximately $6,800,000 as compared to total revenues of approximately $9,900,000 for the three months ended June 30, 2007.


                          FIRST MONTAUK FINANCIAL CORP.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date     August 14, 2008                    By  /s/ Victor K. Kurylak
                                             --------------------------------
                                             Victor K. Kurylak
                                             President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION

       Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                        GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time prescribed due to difficulties in electronic filing should comply with either Rule
          201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.